Rule 424(b)(2)
Registration No. 333-179826
Pricing Supplement dated December 4, 2014 (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89236TBX2

Principal Amount (in Specified Currency): $50,000,000.
TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Initial Trade Date: December 4, 2014
Original Issue Date: December 11, 2014
Stated Maturity Date: December 11, 2017

Interest: The Notes will initially bear interest at a fixed rate of 1.00% per annum from the Original Issue Date to but excluding December 11, 2015. Thereafter, the Notes will bear interest at the Floating Rate, subject to the Maximum Interest Rate.
Interest Payment Dates: Each March 11, June 11, September 11, and December 11, beginning March 11, 2015

Issue Price: 100.00% of Principal Amount
Net Proceeds to Issuer: 99.80% of Principal Amount
Agent’s Discount or Commission: 0.20% of Principal Amount
The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: RBC Capital Markets, LLC
Agent’s Capacity: Principal

Interest Calculation:
Fixed Rate:
Fixed Interest Rate: 1.00% per annum
Fixed Rate Commencement Date: Original Issue Date
Fixed Rate Period: Original Issue Date to but excluding December 11, 2015
Floating Rate:
Floating Interest Rate Basis: LIBOR
Designated LIBOR Page: Reuters Page “LIBOR01”
Floating Rate Period: December 11, 2015 to but excluding Stated Maturity Date
Spread (+/-): + 0.15%

Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars
Maximum Interest Rate: 2.50% per annum
Minimum Interest Rate: 0.00% per annum

Interest Reset Dates: During the Floating Rate Period, each March 11, June 11, September 11, and December 11, beginning December 11, 2015
Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York, London
Business Day Convention: Following

Redemption: N/A
Redemption Dates: N/A
Notice of Redemption: N/A

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note:  Book-entry only

Calculation Agent: RBC Capital Markets, LLC

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-1 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 1.00% per annum during the first year and 2.50% per annum following the first year regardless of the level of three month LIBOR.  The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  Any consequences resulting from the Medicare tax on investment income are not addressed in this discussion or the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  It is expected that the Notes will not be issued with original issue discount.  However, whether the Notes are issued with original issue discount, and the amount thereof, will be determined as of the issue date.  If the Notes are issued with original issue discount, information regarding the annual accrual of original issue discount on the Notes will be filed on Form 8281 with the Internal Revenue Service, which makes this information publicly available.

If the Notes are not issued with original issue discount, all stated interest on the Notes will be taxable to a U.S. Holder (as defined in the Prospectus Supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  If the Notes are issued with original issue discount, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.  Under these rules, a U.S. Holder will be required to recognize less interest income over the period in which fixed-rate payments are made than the aggregate amount of those fixed-rate payments.  The portion of each fixed-rate payment that is not treated as interest income will be treated as a return of the U.S. Holder’s investment in the Notes that will reduce the U.S. Holder’s basis in the Notes. During the period in which floating-rate payments are made, the U.S. Holder will recognize more interest income than the aggregate amount of those floating rate payments.

As discussed in the Prospectus Supplement under “United States Federal Income Taxation—Recent Legislation,” legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied.  This legislation will apply to the Notes.  Under final Treasury regulations, withholding (if applicable) will apply to payments of interest and, for dispositions after December 31, 2016, to payments of gross proceeds from the disposition (including upon retirement) of the Notes.  We will not pay additional amounts with respect to any such withholding taxes.  You should consult your tax adviser regarding the potential consequences of FATCA with respect to your investment in the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Appointment Agreement dated March 5, 2012 and an Appointment Agreement Confirmation dated December 4, 2014 (collectively, the “Appointment Agreement”) between TMCC and RBC Capital Markets, LLC (“RBC”), RBC, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein.  Under the terms and conditions set forth in the Fifth Amended and Restated Distribution Agreement dated March 2, 2012, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Toyota Financial Services Securities USA Corporation and UBS Securities LLC, as amended from time to time, incorporated by reference in the Appointment Agreement, RBC is committed to take and pay for all of the Notes offered hereby, if any are taken.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of RBC Capital Markets, LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of RBC Capital Markets, LLC.

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